[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 3 2008

DIVISION OF MARKET REGULATION

SECURI 08033430 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	NE	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

233 South Wacker Drive #1700	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2008, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J. Gerber
Name

Chief Financial Officer
Title

GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

Nancy L. Lowrey
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number 8-23395
September 30, 2008
With Report of Independent Registered Public Accounting Firm

0811-1008035

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2008

Contents

0811-1008035

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE, Inc.

We have audited the accompanying consolidated statement of financial condition of TD AMERITRADE, Inc. (the Company) as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD AMERITRADE, Inc. at September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 25, 2008

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition
(In Thousands, Except Share Amounts)

September 30, 2008

Assets	
Cash and cash equivalents	$ 138,087
Short-term investments	8,066
Receivable from broker-dealers	10,715
Receivable from affiliated clearing broker-dealer	8,374
Receivable from affiliates	17,078
Other receivables	7,489
Note receivable from affiliate	200,000
Securities owned, at fair value	5,040
Property and equipment, net of accumulated depreciation and amortization of $10,319	29,402
Goodwill	1,875,158
Acquired intangible assets, net of accumulated amortization of $148,216	868,005
Deferred income taxes	17,158
Other assets	7,434
Total assets	$ 3,192,006
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 144,391
Payable to affiliates	3,631
Deferred income taxes	202,864
Total liabilities	350,886
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	–
Additional paid-in capital	2,544,618
Retained earnings	296,345
Accumulated other comprehensive income	157
Total stockholder's equity	2,841,120
Total liabilities and stockholder's equity	$ 3,192,006

See accompanying notes.

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Notes to Consolidated Statement of Financial Condition

September 30, 2008

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD AMERITRADE, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent).

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and securities exchanges in which it maintains membership.

The Company clears its securities transactions on a fully disclosed basis through TD AMERITRADE Clearing, Inc. (TDAC), a wholly owned subsidiary of the Parent.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value. At September 30, 2008, securities owned primarily consist of marketable fixed-income securities.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent has recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from the Parent's acquisition of the Company's former parent, TD Waterhouse Group, Inc. (TD Waterhouse), and from other acquired companies, has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2008.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

2. Significant Accounting Policies (continued)

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the consolidated statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and, where applicable, quoted market prices.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Uncertain tax positions are recognized to the extent they satisfy the criteria under Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Assets and liabilities of the Company's Canadian subsidiary that are denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at each period-end. The functional currency of the Canadian subsidiary is its local currency; therefore, the effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive income on the consolidated statement of financial condition.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning October 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

In December 2007, FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141R generally requires an acquirer to recognize the identifiable assets acquired, liabilities assumed, contingent purchase consideration and any noncontrolling interest in the acquiree at fair value on the date of acquisition. It also requires an acquirer to recognize as expense most transaction and restructuring costs as incurred, rather than include such items in the cost of the acquired entity. For the Company, SFAS No. 141R will apply prospectively to business combinations for which the acquisition date is on or after October 1, 2009. The Company will evaluate the impact of SFAS No. 141R on any potential future business combinations that may occur on or after the effective date.

3. Short-Term Investments

As of September 30, 2008, the Company had holdings with a fair value of approximately $12.8 million in the Primary Fund, a money market mutual fund managed by The Reserve, an independent mutual fund company. In September 2008, the net asset value of the Primary Fund declined below $1.00 per share and the fund announced it was liquidating under the supervision of the SEC. In order to facilitate an orderly liquidation, the SEC allowed the fund to suspend redemptions until the fund could liquidate portfolio securities without further impairing the net asset value. The Reserve later announced that it expected to complete a partial redemption of the Primary Fund during October 2008. As of September 30, 2008, the Company classified approximately $4.7 million of its Primary Fund holdings as cash and cash equivalents, based on its estimated share of the partial redemption. The remaining $8.1 million of the Company's Primary Fund holdings was reclassified to short-term investments, due to uncertainty as to whether these holdings could be converted to cash within three months. The Company recorded an impairment loss of $0.2 million during fiscal 2008 related to the Company's holdings in the Primary Fund.

On October 31, 2008, The Reserve processed a partial redemption of the Primary Fund. The Company received approximately $6.6 million of its holdings in the Primary Fund.

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2008:

	Goodwill	Acquired Intangible Assets
	(In Thousands)	
Balance as of September 30, 2007	$ 1,696,176	$ 856,756
Goodwill and intangible assets recorded in the Parent's February 2008 acquisition of Fiserv Trust Company (1)	175,295	66,663
Purchase accounting adjustments, net of income taxes (2)	3,750	–
Amortization of intangible assets	–	(55,414)
Tax benefit of option exercises (3)	(63)	–
Balance as of September 30, 2008	$ 1,875,158	$ 868,005

4. Goodwill and Acquired Intangible Assets (continued)

(1) Acquired intangible assets represent the fair value of client relationships, to be amortized over a 10-year period.

(2) Purchase accounting adjustments for fiscal 2008 primarily consist of $6.5 million of net adjustments to accruals for uncertain tax positions relating to the Parent's acquisition of TD Waterhouse in fiscal 2006 and the Parent's merger with Datek Online Holdings Corp. (Datek) in fiscal 2002, partially offset by adjustments of $2.8 million (net of income taxes) decreasing exit liabilities related to the acquisition of TD Waterhouse.

(3) Represents the tax benefit of exercises of replacement stock options that were issued in connection with the Parent's merger with Datek. The tax benefit of an option exercise is recorded as a reduction of goodwill to the extent the Company recorded fair value of the replacement option in the purchase accounting. To the extent any gain realized on an option exercise exceeds the fair value of the replacement option recorded in the purchase accounting, the tax benefit on the excess is recorded as additional paid-in capital.

Acquired intangible assets consist of the fair value allocated to client relationships from acquisitions.

5. Property and Equipment

Property and equipment is comprised of the following (in thousands):

Leasehold improvements	$ 29,862
Computer equipment	3,433
Other equipment, furniture and fixtures	6,426
	39,721
Less accumulated depreciation and amortization	(10,319)
Property and equipment, net	$ 29,402

6. Income Taxes

As of September 30, 2008, temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities arise from property and equipment, goodwill, acquired intangible assets, unrealized tax gains on the Money Market Deposit Account agreement described in Note 11, the Company's guarantee of client money market mutual fund losses described in Note 10, the federal impact of state uncertain tax positions and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2008 (in thousands):

Deferred tax liabilities	$ 337,544
Deferred tax assets	(151,838)
Net deferred tax liabilities	$ 185,706

Included in deferred tax assets above as of September 30, 2008, is approximately $17.2 million of deferred tax benefits relating to intangible asset amortization deductions expected to be claimed in various state taxing jurisdictions, which may not be offset by deferred tax liabilities arising from different taxing jurisdictions on the consolidated statement of financial condition. This amount is presented separately as an asset on the consolidated statement of financial condition.

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of fiscal 2008, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

Effective October 1, 2007, the Company adopted FIN 48. The cumulative effect of adopting FIN 48 was a $7.3 million increase to the beginning balance of retained earnings as of October 1, 2007. The total amount of gross unrecognized tax benefits as of October 1, 2007 was $35.4 million ($23.0 million net of the federal benefit on state matters).

6. Income Taxes (continued)

A reconciliation of the activity related to unrecognized tax benefits follows (in thousands):

Balance as of October 1, 2007	$ 35,438
Additions based on tax positions related to the current year	5,702
Reductions for tax positions of prior years	(77)
Balance as of September 30, 2008	$ 41,063

The balance of unrecognized tax benefits as of September 30, 2008 was $41.1 million ($26.7 million net of the federal benefit on state matters). The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2005 through 2007 remain open under the statute of limitations and are subject to examination. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. The Company does not expect that the gross unrecognized tax benefits for tax positions as of September 30, 2008 will significantly increase or decrease within the next 12 months.

As of October 1, 2007, accrued interest and penalties related to unrecognized tax benefits was $0.3 million. As of September 30, 2008, accrued interest and penalties included in current income taxes payable was $1.1 million.

7. Exit Liabilities

The Company has recorded exit liabilities associated with the Parent's acquisition of the Company's former parent, TD Waterhouse, which are included in accounts payable and accrued liabilities on the consolidated statement of financial condition. These exit liabilities consist principally of severance pay and other termination benefits and contract termination costs. The following is a summary of the activity in the Company's acquisition exit liabilities during the fiscal year ended September 30, 2008:

	Employee Compensation	Occupancy and Equipment	Professional Services	Total
		(In Thousands)		
Balance, September 30, 2007	$ 6,389	$ 2,080	$ 25	$ 8,494
Utilized	(3,901)	(1,251)	(25)	(5,177)
Balance, September 30, 2008	$ 2,488	$ 829	$ –	$ 3,317

Acquisition employee compensation liabilities are expected to be paid over contractual periods ending in fiscal 2013. Remaining acquisition occupancy and equipment exit liabilities are expected to be utilized over the respective lease periods through fiscal 2016.

8. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances, as defined. At September 30, 2008, the Company had net capital of $44.0 million, which was $43.8 million in excess of the required net capital of $250,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

9. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

10. Commitments and Contingencies

Lease Commitments

The Company leases office space under noncancelable operating leases. The Company also sublets office space under noncancelable subleases. Future minimum rental commitments under such leases and subleases are as follows:

	Leases	Subleases
	(In Thousands)	
Year ending September 30:		
2009	$ 16,921	$ (903)
2010	16,254	(688)
2011	15,156	(53)
2012	12,859	–
2013	11,776	–
Thereafter through 2019	35,606	–
	$108,572	$ (1,644)

10. Commitments and Contingencies (continued)

Legal and Regulatory Matters

Spam Litigation – A purported class action, captioned *Elvey v. TD Ameritrade, Inc.*, was filed on May 31, 2007, in the United States District Court for the Northern District of California. The complaint alleges that there was a breach in the Company's systems, which allowed access to e-mail addresses and other personal information of account holders, and that as a result account holders received unsolicited e-mail from spammers promoting certain stocks and have been subjected to an increased risk of identity theft. The complaint requests unspecified damages and injunctive and other equitable relief. A second lawsuit, captioned *Zigler v. TD Ameritrade, Inc.*, was filed on September 26, 2007, in the same jurisdiction on behalf of a purported nationwide class of account holders. The factual allegations of the complaint and the relief sought are substantially the same as those in the first lawsuit. The cases were consolidated under the caption *In re TD Ameritrade Accountholders Litigation*. The Company hired an independent consultant to investigate whether identity theft occurred as a result of the breach. The consultant has conducted four investigations since August 2007 and reported that it found no evidence of identity theft. The parties entered into an agreement to settle the lawsuits on a class basis subject to court approval. A hearing on a motion requesting preliminary approval of the proposed settlement was held on June 12, 2008. The court denied the motion without prejudice. After additional submissions were made by the parties, the Court held a further hearing on October 7, 2008. The Court has not yet issued a ruling on the matter.

Auction Rate Securities Matters – Beginning in March 2008, lawsuits were filed against various financial services firms by customers related to their investments in auction rate securities (ARS). The plaintiffs in these lawsuits allege that the defendants made material misrepresentations and omissions in statements to customers about investments in ARS and the manner in which the ARS market functioned in violation of provisions of the federal securities laws. Two purported class action complaints have been filed alleging such conduct with respect to the Company and the Parent. The putative class actions are captioned *Humphrys v. TD Ameritrade Holding Corp. et al.* and *Silverstein v. TD Ameritrade Holding Corp. et al.* The complaints seek an unspecified amount of compensatory damages, injunctive relief, interest and attorneys' fees. Both cases are pending in the U.S. District Court for the Southern District of New York. A motion was filed by some plaintiffs requesting that the proceedings in the lawsuits against the various financial services firms in effect be consolidated before one judge. The Company and parties in other cases filed oppositions to the motion. The Judicial Panel on Multidistrict Litigation denied the motion in October 2008.

10. Commitments and Contingencies (continued)

The SEC and other regulatory authorities are conducting investigations regarding the sale of ARS. The Company has received a subpoena and other requests for documents and information from the regulatory authorities. The Company is cooperating with the investigations and requests. As of September 30, 2008, the Company's clients hold ARS with an aggregate par value of approximately $902.6 million in Company accounts.

Reserve Fund Matters – During September 2008, The Reserve, an independent mutual fund company, announced that the net asset value of two of its money market mutual funds (Primary Fund and International Liquidity Fund) declined below $1.00 per share. In addition, The Reserve announced that the net asset value of the Reserve Yield Plus Fund, which is not a money market mutual fund but seeks to maintain a stable net asset value of $1.00 per share, declined below $1.00 per share. The Company's clients hold shares in these funds, which The Reserve announced are being liquidated. The SEC and other regulatory authorities are conducting investigations regarding the Company's offering The Reserve funds to clients. The Company is cooperating with the investigations.

Other Legal and Regulatory Matters – The Company is subject to lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome of these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

10. Commitments and Contingencies (continued)

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported on the consolidated statement of financial condition could be changed at a later date upon final determinations by taxing authorities. The Toronto-Dominion Bank (TD), an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the acquisition.

General Contingencies

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. In the event the affiliated clearing broker does not fulfill its obligations, the Company may be exposed to risk. Pursuant to the agreement between the Company and the clearing broker, the clearing broker charges the Company for unsecured losses that result from a client's failure to complete such transactions.

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities.

Guarantees

During September 2008, the net asset value of two money market mutual funds held by some of the Company's clients, the Primary Fund and the International Liquidity Fund, declined below $1.00 per share. These funds are managed by The Reserve, an independent mutual fund company. The Reserve subsequently announced they were suspending redemptions of these funds to effect an orderly liquidation. The Company announced a commitment of up to $55 million to protect its clients' positions in these funds. In the event the Company's clients receive less than $1.00 per share for these funds upon liquidation, the Company will commit up to $50 million (or $0.03 per share of the fund) for clients in the Primary Fund and up to $5 million for clients in the International Liquidity Fund to mitigate client losses. Based on information from The Reserve and other public information, the Company has accrued an estimated fair value of $27.0 million for this obligation as of September 30, 2008, which is included in accounts payable and accrued liabilities in the consolidated statement of financial condition.

10. Commitments and Contingencies (continued)

The Company has provided certain guarantees to the National Securities Clearing Corporation (NSCC), The Depository Trust Company (DTC) and JPMorgan Chase Bank (JPMorgan) on behalf of TD AMERITRADE Trust Company (TDATC), a wholly owned subsidiary of the Parent. Under these agreements, if TDATC becomes unable to satisfy its obligations to NSCC, DTC or JPMorgan, the Company would be required to meet shortfalls. These guarantees may be terminated by the Company upon written notice. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition.

See "Money Market Deposit Account Agreement" in Note 11 for discussion of a guarantee included in that agreement.

11. Related-Party Transactions

Note Receivable From Affiliate

The Company loaned $200 million to TDAC on September 29, 2008 under an unsecured Intercompany Loan Agreement. The loan was scheduled to mature on December 30, 2008. The interest rate under the intercompany loan is equal to the Federal Reserve funds rate published on September 29, 2008, plus 1%. At September 30, 2008, the interest rate was 3%. On October 29, 2008, TDAC repaid the entire $200 million intercompany loan, plus accrued interest, to the Company. On October 30, 2008, the Company paid a $225 million cash dividend to the Parent.

Contribution of Fiserv Trust Company Advisory Services Business From Parent

On August 18, 2008, the Parent contributed the following assets and liabilities in connection with the transfer of an affiliate's advisory services business to the Company (in thousands):

Other receivables	$ 153
Goodwill	175,295
Acquired intangibles	66,663
Accounts payable and accrued liabilities	(1,375)
Deferred income taxes	(1,636)
Net assets contributed	$ 239,100

11. Related-Party Transactions (continued)

Clearing Agreements

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees, net interest, investment product fees and other revenues from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Money Market Deposit Account Agreement

TD is an affiliate of the Parent, owning approximately 39.9% of the Parent's voting common stock as of September 30, 2008. The Company and TDAC are party to a money market deposit account (MMDA) agreement with TD Bank USA, N.A. (TD Bank USA) and TD, which was entered into on January 24, 2006, in connection with the Parent's acquisition of TD Waterhouse. Under the MMDA agreement, TD Bank USA makes available to clients of the Company money market deposit accounts as designated sweep vehicles. The Company provides marketing and support services with respect to the money market deposit accounts and TDAC acts as an agent for clients of the Company and as recordkeeper for TD Bank USA, in each case with respect to the money market deposit accounts. In exchange for providing these services, TD Bank USA pays the Company and TDAC collectively a fee based on the yield earned by TD Bank USA on the client MMDA assets (including any gains or losses from sales of investments), less the actual interest paid to clients, actual interest cost incurred on the borrowings, a flat fee to TD Bank USA of 25 basis points and the cost of FDIC insurance premiums.

Effective July 1, 2008, the Company and TDAC entered into an amendment to the MMDA agreement with TD Bank USA and TD. The amended agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two year's prior written notice. The amendment provides that, from time to time, the Company may recommend amounts and maturity dates for "notional investments" in the MMDA portfolio, subject to the approval of TD Bank USA. For the notional investment portion of the MMDA portfolio, the fee earned by the Company and TDAC collectively is based on prevailing fixed rates for identical balances and maturities in the interest rate swap market at the time the notional investments are added to the MMDA portfolio. For the portion of the MMDA portfolio not consisting of notional investments, the fee earned by the Company and TDAC collectively continues to be based on the yield earned by TD Bank USA (including any gains or losses from sales of investments). TD Bank USA invests the swept client cash primarily in fixed-income securities backed by Canadian government guarantees, which are highly rated securities.

11. Related-Party Transactions (continued)

In the event the fee computation results in a negative amount, the Company and TDAC must pay TD Bank USA the negative amount. This effectively results in the Company and TDAC guaranteeing TD Bank USA revenue of 25 basis points on the MMDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the MMDA agreement is affected by many variables, including the type, duration, credit quality, principal balance and yield of the investment portfolio at TD Bank USA, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative MMDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the MMDA agreement.

Mutual Fund Agreements

The Company, TDAC and an affiliate of TD are party to a services agreement, transfer agency agreement, shareholder services agreement and a dealer agreement pursuant to which certain mutual funds are made available as money market sweep or direct purchase options to Company clients and the Company performs marketing support services with respect to those funds. In consideration for offering the funds and performing the marketing support services, the affiliate of TD compensates the Company in accordance with the provisions of the services agreement. The Company and TDAC also perform certain services for the applicable fund and earn fees for those services. In the event compensation under the transfer agency agreement, shareholder services agreement, and dealer agreement is less than the minimum compensation called for by the services agreement the deficit is earned by the Company and TDAC under the services agreement. The services agreement had an initial term of two years and was automatically renewed for an additional two-year term on January 24, 2008. The agreement is automatically renewable for successive two-year terms (so long as certain related agreements are in effect). The agreement may be terminated by any party upon one year's prior written notice.

11. Related-Party Transactions (continued)

Canadian Call Center Services Agreement

The Company has a wholly owned subsidiary, TD Waterhouse Canadian Call Center, Inc. (TDWCCC), for the purpose of contracting with TD for call center services in Canada. Pursuant to the Canadian Call Center Services Agreement, TD will continue to receive and service client calls at its London, Ontario site for clients of the Company, until May 1, 2010, unless the agreement is terminated earlier in accordance with its terms. In consideration of the performance by TD of the call center services, TDWCCC pays TD, on a monthly basis, an amount approximately equal to TD's monthly cost.

Other Related-Party Transactions

Receivables from and payables to affiliates resulting from the related-party transactions described above are generally settled in cash on a monthly basis.

TD Options LLC, a subsidiary of TD, pays the Company the amount of exchange-sponsored payment for order flow that it receives for routing Company client orders to the exchanges.

Effective as of December 12, 2007, the Company entered into a Certificates of Deposit Brokerage Agreement with TD Bank USA, under which the Company acted as agent for its clients in purchasing certificates of deposit from TD Bank USA. Fees are calculated under the agreement in a manner consistent with the methodology of the MMDA agreement described above.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Accounts payable and accrued liabilities includes $1.5 million of income taxes payable to the Parent as of September 30, 2008.

END